SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

January 14, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: January 14, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Statement regarding press speculation

14 January 2011

Smith & Nephew plc ('Smith & Nephew' or 'the Company') notes the continued press speculation in relation to a possible merger or takeover involving the Company.

Smith & Nephew has a long standing policy of not commenting on press speculation, unless there is a regulatory obligation to do so.  However, exceptionally, Smith & Nephew wishes to clarify that it is not engaged in any discussions which could lead to a merger or a takeover involving the Company.

Enquiries:

Smith & Nephew                              +44(0)20 7401 7646
Liz Hewitt
Phil Cowdy

Brunswick                                        +44(0)20 7404 5959
Jon Coles
Mike Smith

About Smith & Nephew

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedics; including Reconstruction, Trauma and Clinical Therapies; Endoscopy; including Sports Medicine; and Advanced Wound Management.

Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives.  The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.  The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide.  Annual sales in 2009 were nearly $3.8 billion.

Forward-Looking Statements

This document contains certain forward-looking statements that may or may not prove accurate.  For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements.  Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature.  Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution.  Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

*Trademark of Smith & Nephew.  Certain marks registered US Patent and Trademark Office.